Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Frontier Communications Corporation
Commission File No. 001-11001

Script of Maggie Wilderotter Video to Verizon Employees
Hi everyone, my name is Maggie Wilderotter and I am Chairman and CEO of Frontier Communications.

It is important to me to give you a sense of who we are at Frontier and to tell you how very pleased we are about acquiring your markets.  Your Chairman and CEO, Ivan Seidenberg, runs a great company and the pride you have in your operations is evident.  We have that same pride about Frontier.  Together I know we can build upon what you have done to serve customers with compassion, reliability and dedication.

I look forward to welcoming all of you to the “New Frontier” team and I ask that you keep up the great work you are doing today to attract and retain customers.  The customer experience is truly our competitive advantage.

Until this transaction closes, our two companies will continue to operate independently and provide our customers with the outstanding service they rely upon from both Verizon and Frontier.  I know from my relationship with Verizon over the years that I can count on you to continue to do your absolute best for your customers.

Finally, I want to thank you again for all the hard work and dedication you demonstrate at Verizon.  All of us at Frontier look forward to our future together, serving our customers and growing our business.
May 27, 2009

Forward-Looking Language

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These statements speak only as of the date of this communication and are made on the basis of management’s views and assumptions regarding future events and business performance.  Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to: our ability to complete the acquisition of access lines from Verizon; our ability to successfully integrate the Verizon operations and to realize the synergies from the acquisition; failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the merger; the failure to obtain our stockholders’ approval; the receipt of an IRS ruling approving the tax-free status of the transaction; reductions in the number of our access lines and high-speed internet subscribers; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product offerings and the risk that we will not respond on a timely or profitable basis; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation, including potential changes in state rate of return limitations on our earnings, access charges and subsidy payments, and regulatory network upgrade and reliability requirements; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to reduce or refinance our debt; adverse changes in the credit markets and/or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, and/or increase the cost, of financing; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; further declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning in 2010, at the earliest; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in 2009) and our liquidity; the effects of increased cash taxes in 2009 and thereafter; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental, or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather.  These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission (SEC), including our reports on Forms 10-K and 10-Q.  There also can be no assurance that the proposed transaction will in fact be consummated.  We undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Additional Information and Where to Find it

This communication is not a substitute for the prospectus/proxy statement the Company will file with the SEC.  We urge investors to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available.  The prospectus/proxy statement and other documents which will be filed by the Company with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier Communications Corporation, 3 High Ridge Park, Stamford, CT 06905-1390, Attention:  Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies in connection with the proposed transactions.  Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company's 2009 annual meeting of stockholders filed with the SEC on April 6, 2009.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.